WIPRO LIMITED
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
August 07 , 2009
Via EDGAR
United States
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
Attention:	Mr. Patrick Gilmore Accounting Branch Chief Division of Corporation Finance

Re:	Wipro Limited Form 20-F for the Fiscal Year Ended March 31, 2009 Filed May 18, 2009 File No. 001-16139
Dear Mr. Gilmore:
We express our appreciation for your review of our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 (the “Form 20-F”) of Wipro Limited (“Wipro” or the “Company”). We submit this letter in response to the comments from the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated July 27, 2009.
In this letter, for the Staff’s convenience, we have reproduced the comments from the Staff and have followed each comment with our response.
Form 20-F for the Fiscal Year Ended March 31, 2009
Item 15. Controls and Procedures
Disclosure control and procedures, page 87
1.	We note your statement that your disclosure controls and procedures are “effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, confirm you will modify your disclosure in future filings

Response
We confirm that our officers including our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We confirm that we will modify the disclosures relating to disclosure controls and procedures in future filings.
Item 18, Financial Statements
Note 2. Significant Accounting Policies
Revenue recognition, page 101
2. We note that you derive revenue from multiple element arrangements that include sale of software and post-contract support (“PCS”) and revenue is recognized in accordance with SOP 97-2. Please describe your methodology for establishing vendor-specific objective evidence (“VSOE”) of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).
Response
Our revenue from multiple elements that include the sale of software and Post-contract Customer Support (PCS) comprise:
•	sale of software products and PCS and;

•	sale of software products, customization services and PCS
In both these instances we do not have VSOE of PCS. Revenue from these transactions comprise about 1.3% of our consolidated revenues for the fiscal year ended March 31, 2009.
Where the revenue arrangement involves the sale of software products and PCS, revenue for the software delivered is deferred until PCS is the only undelivered element and the entire arrangement fee is recognized ratably over the PCS term.
In cases where the revenue arrangements involve sale of software products, customization services and PCS and the customization involves significant production or modification of the software, revenue is accounted for in conformity with ARB No. 45, using the guidance in Statement of Position (SOP) 81-1, and the Accounting Standards Executive Committee’s conclusion in paragraph 95 of SOP 97-2, Software Revenue Recognition. TPA 5100.49 — Application of Contract Accounting in Software Arrangements, indicates that the PCS should be accounted for separately from the balance of the arrangement, if the vendor has VSOE of fair value for the PCS. However since VSOE of fair value does not exist for PCS, the PCS element cannot be separated from the contract accounting element and the entire arrangement is treated as a single unit of accounting.

Also, as we believe that it is reasonably assured that no loss will be incurred under the arrangement, we have applied percentage-of-completion accounting, using zero gross margin approach, through the completion of services. For the purposes of applying zero margin percentage-of-completion approach contract costs relating to PCS have been limited to direct costs of providing PCS. When PCS is the only undelivered element, the unrecognized portion of arrangement fee is recognized ratably over the PCS term.
Note 7, Other Assets, page 109
3. Please clarify for us the nature of your “interest bearing deposits with corporate.” Your response should address the type of deposits, the reason for the deposits, the rate of interest you earn in the deposits and the specific counterparties that hold the deposits.
Response
Our board has approved an investment policy with the primary goals being the safety of principal amounts and maintaining adequate liquidity. In accordance with this policy we invest our surplus funds in highly liquid debt instruments, deposits with banks, debt mutual funds and term deposits with AAA rated corporates in India. The term deposits mature over periods ranging between 3 months to a year, and can be liquidated prior to the end of the term only with the consent of the counterparty holding the deposit. The yield on these term deposits ranges from 8% to 8.5%.
These term deposits do not meet the definition of cash equivalents or debt securities and hence are classified as other current assets. As at March 31, 2009, all our interest bearing deposits were with Housing Development Finance Corporation, a leading financial services company in India.
Note 22, Employee Stock Incentive Plans page 119
4. On page 121, you disclose that your fiscal 2009 dividend yield assumption for share-based compensation purposes was nil. Please explain to us how you concluded that nil was an appropriate expected dividend assumption given your history of paying dividends in each of your past five fiscal years and your statement on page 69 that you do not currently intend to discontinue dividend payments. As part of your response, please tell us how your current disclosure of assumptions complies with the guidance of paragraph A240(e) of SFAS 123R, which requires disclosure of significant assumptions used to estimate fair value of share-based compensation awards for each year for which an income statement is presented.
Response
We submit that we have considered the guidance in Paragraph A240(e) of SFAS 123R. A substantial portion of the grants during the last 3 years (99.3%) are at nominal exercise price (Rs. 2 per option). As described in Note 2 of the Notes to the Consolidated Financial Statements, since the grants are at nominal exercise price, the publicly traded market price of the underlying stock, on the date of grant, approximates the fair value of such granted options. Accordingly, the disclosures required by under paragraph A240(e) of SFAS 123R relate to the remaining 1% of our option grants.
During the fiscal year ended March 31, 2009, we granted 120,000 options at an exercise price equal to the market price of the underlying stock on the date of grant. In our future filings, we will disclose the dividend yield of 1% in respect of such grants.

Note 28, Fair Value Disclosures, page 127
5. We note you use an independent appraiser to determine the fair value of your derivative financial instruments and your investments in certificates of deposit. Please describe the nature and extent of the specialist’s involvement in your determination of the fair value of your derivatives and certificates of deposit. Refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.
Response
We submit that we have considered the guidance in Question 141.02 of the Compliance and Disclosure Interpretations (“C&DIs”) related to Securities Act Filing. We have considered the speech of Stephanie L. Hunsaker, Associate Chief Accountant, Division of Corporation Finance U.S. Securities and Exchange Commission at the 2007 AICPA National Conference on Current SEC and PCAOB Developments related to consents and experts. We note that the speech states that the rationale for naming an expert in the report is because management is referring to the use of an expert, and may be transferring some, or perhaps all, of the responsibility for an item in their financial statements.
We confirm that we are fully responsible for all the disclosures in annual report. In our future filings we will remove references to independent appraisers.
In connection with our response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at 91-080-28440055 or our outside counsel Raj Judge at Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4688, with any questions you may have

Yours sincerely, Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer and Director